EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
Herbst Gaming, Inc.(1)

COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES
(dollars in thousands) (unaudited)

	2001		2002		2003		2004		2005

Income from continuing operations before income taxes(2) (3) (4)	$1,060		$5,233		$8,209		$29,222		$51,053
Add:
Interest expense	20,929		19,964		24,525		22,109		36,532
Interest component of rent expenses	318		409		611		658		807
Earnings available for fixed charges	$22,307		$25,606		$33,345		$51,989		$88,392
Fixed Charges:
Interest expense	$20,929		$19,964		$24,525		$22,109		$36,532
Interest capitalized	—		—		—		—		—
Interest component of rent expense	318		409		611		658		807
Total fixed charges	$21,247		$20,373		$25,136		$22,767		$37,339
Ratio of earnings to fixed charges	1.0	x	1.3	x	1.3	x	2.3	x	2.4	x

(1)

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before fixed charges and loss on early retirement of debt (other than capitalized interest). Fixed charges consist of interest expensed and capitalized and the interest component of rent expense.

(2)	Includes add back of early retirement of debt charges of $13,024,000 for the year ending December 31, 2001

(3)	Includes add back of early retirement of debt charges of $37,991,000 for the year ending December 31, 2004.

(4)	Includes add back of early retirement of debt charges of $221,000 for the year ending December 31, 2005.